                                  EXHIBIT 99.9

                    CONSENT OF STEFFEN ROBERTSON AND KIRSTEN
                           TO BEING NAMED AS AN EXPERT


April 29, 2004

Steffen Robertson and Kirsten ("SRK") hereby consents to being named and identified as an expert in connection with the "Buckhorn Mountain Project Technical Report" set forth in the Renewal Annual Information Form for the year ended December 31, 2003 (the "AIF") and the annual report on Form 40-F of Kinross Gold Corporation.

SRK also consents to the incorporation by reference of the information contained in the AIF into the Final Base Shelf Prospectus dated January 29, 2003 of Kinross Gold Corporation and into any prospectus or information circular that Kinross Gold Corporation may file in the future with Canadian securities regulatory authorities and I also hereby consent to the incorporation by reference of the information contained in the annual report on Form 40-F, into the Registration Statement on Form F-10, Registration No. 333-102660, and the Registration Statements on Form S-8 (Registration Statement Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742)
of Kinross Gold Corporation.

For the purposes of section 10.4(2) of National Instrument 44-101, we confirm that we have read the AIF and we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from information we have prepared.

Sincerely,

SRK Consulting (US) Inc.


/s/ Nick Michael
Nick Michael
Project Engineer


/s/ Robert Klumpp
Robert Klumpp
Principal